Filed by Griffin Institutional Access Credit Fund (File No. 811-23159)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Company: Griffin Capital BDC Corp.
SEC File No. 333-196520

GRIFFIN CAPITAL BDC CORP.
Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, CA 90245

310.469.6100

September 15, 2017

Dear Stockholder:

We recently sent you information regarding a special meeting of stockholders of Griffin Capital BDC Corp. (the “Company”) to be held on September 12, 2017 (the “Special Meeting”). The Special Meeting convened, as scheduled, on September 12, 2017, but is now adjourned until Monday, September 18, 2017 with respect to both the Company’s reorganization proposal and the related proposal to withdraw the Company’s election to be regulated as a Business Development Company under the Investment Company Act of 1940 in order to allow stockholders impacted by Hurricanes Harvey and Irma additional time to vote on these matters. As of the date of the Special Meeting, stockholders of the Company have voted significantly in favor of each proposal.

The Special Meeting will reconvene on September 18, 2017 at the offices of the Company at Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, CA 90245 at 11:30 a.m., Pacific Daylight Time. Shares represented by each valid proxy received in time for the reconvened special meeting will be voted as specified thereon at the Special Meeting.

Detailed information about the Special Meeting and the proposals to be considered can be found in the Proxy Statement/Prospectus, a copy of which was previously sent to you. If you have any questions regarding the proposals, or require duplicative proxy materials, please contact Mediant Communications, Inc., the Company’s proxy solicitor, toll free at (844) 232-0279.

Sincerely,

/s/ Howard S. Hirsch
Howard S. Hirsch
Secretary

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Griffin Institutional Access Credit Fund (the “Credit Fund”), nor is it a solicitation of any proxy. For information regarding the Credit Fund, or to receive a free copy of the Proxy Statement/Prospectus relating to the proposed reorganization, please call the toll-free number (844) 232-0279 or visit www.proxypush.com/griffin. The Proxy Statement/Prospectus contains important information about the Credit Fund’s objectives, strategies, fees, expenses and risk considerations. The Proxy Statement/Prospectus is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the Proxy Statement/Prospectus carefully before making any decision to invest or when considering the proposals.